UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003.

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OR THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number: 000-49604

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International 401(k) Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033-3300

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003, December 31, 2002 and December 30, 2002	4

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003, the Period Ended December 31, 2002 and the Year Ended December 30, 2002	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500, Schedule H, Part IV, Line 4i: Schedule of Assets (Held at End of Year)	13

Signatures	15
Exhibit Index	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee
ManTech International 401(k) Plan
Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits of the ManTech International 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and December 30, 2002 and the related statement of changes in net assets available for benefits for the years ended December 31, 2003 and December 30, 2002 and the period ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and December 30, 2002, and the changes in net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but, is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemenetal schedule has been subjected to the auditing procedures applied in our audits of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

   /s/   DELOITTE & TOUCHE LLP

McLean, Virginia
June 29, 2004

MANTECH INTERNATIONAL CORPORATION
MANTECH INTERNATIONAL 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003, DECEMBER 31, 2002, AND DECEMBER 30, 2002

	December 31, 2003	December 31, 2002	December 30, 2002
ASSETS:
Investments, at fair value:

Amounts on deposit with CIGNA	$171,695,912	$122,579,805	$122,491,790
Loans receivable from participants	3,363,085	3,280,405	3,290,985

	175,058,997	125,860,210	125,782,775
Contributions receivable:
Employer	132,769	55,984	55,984
Employee	366,148	188,859	188,859

Net assets available for benefits	$175,557,914	$126,105,053	$126,027,618

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION
MANTECH INTERNATIONAL 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003, THE PERIOD ENDED
DECEMBER 31, 2002, AND THE YEAR ENDED DECEMBER 30, 2002

	Year Ended December 31, 2003	Period Ended December 31, 2002	Year Ended December 30, 2002
Additions to net assets:
Contributions:
Employer	$4,864,673	$—	$2,713,492
Employee	14,506,646	—	10,819,101
Transferred Assets	24,977,982	—	—
Rollover of Funds	975,760	—	994,053
Net appreciation (depreciation) in fair value of investments	21,067,170	75,505	(15,700,001)
Interest	2,437,014	8,138	2,797,366

Total investment gain (loss)	23,504,184	83,643	(12,902,635)

Total additions	68,829,245	83,643	1,624,011

Deductions from net assets:
Withdrawals	19,188,033	—	11,586,049
Distributions	149,995	6,208	90,043
Administrative expenses	38,356	—	29,237

Total deductions	19,376,384	6,208	11,705,329
Net increase (decrease)	49,452,861	77,435	(10,081,318)
Net assets available for benefits:
Beginning of period	126,105,053	126,027,618	136,108,936

End of period	175,557,914	126,105,053	126,027,618

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION
MANTECH INTERNATIONAL 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003, THE PERIOD ENDED
DECEMBER 31, 2002, AND THE YEAR ENDED DECEMBER 30, 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of the ManTech International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan is a voluntary, defined contribution pension plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the Company), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (WFF), where some of the Company’s employees are represented by the International Brotherhood of Electrical Workers (IBEW), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with the collective bargaining agreement may be different than criteria applicable to other Company employees.

The Plan is administered by the Company, which plans, administers, and negotiates rights and benefits for participants in the Plan. Cigna Bank & Trust Company is the Plan’s Trustee. The custodian of the Plan, CIGNA Retirement and Investment Services (CIGNA), is responsible for investments and administration.

Eligibility

An employee is eligible to participate in the Plan after three months of service (after one year of service for employees under the collective bargaining agreement). There were 4,405 participants in the Plan as of December 31, 2003.

Participant Accounts

The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants’ and Employees' contributions are credited directly to the corresponding individual account. Each participant elects the investments that comprise his/her individual account. Investment earnings and losses are also allocated into these accounts based upon the participant's investment performance.

Participant Loans

A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant’s total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant’s retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which approximates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default — loans that did not result in any renegotiation of loan terms or resumption of repayment represent loans in default totaling $149,995 for the year ended December 31, 2003, $6,208 for the period ended December 31, 2003, and $90,043 for the year ended December 30, 2003, and are included as distributions on the Statement of Changes in Net Assets Available for Benefits; and as such, are not included as loans receivable from participants on the Statement of Net Assets Available for Benefits or on the Schedule of Assets Held at December 31, 2003.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, including employer contributions, or an annuity payment option, or delay withdrawal until a future date. Withdrawals are recorded when paid.

Administrative Expenses

Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated their employment with the Company, CIGNA does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various CIGNA funds including the CIGNA Charter Guaranteed Long-Term fund, the five CIGNA Lifetime Funds, the CIGNA Actively Managed Fund, and the CIGNA Stock Market Fund.

CIGNA does not impose a separate asset charge for the non-CIGNA managed funds that include the Large Company Stock Growth Fund, the Small Company Stock Growth Fund, the American Century Fund, the Large Company Stock Value Fund, the Small Company Stock Value Fund, the International Blend/Bank of Ireland, and CIGNADirect®. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

Contributions

The Plan permits tax-deferred contributions up to 30% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%. The overseas participants are allowed to contribute after-tax money only.

The after-tax contribution limit is 10% with the exception of overseas participants for which the limit is 20%. However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 30% of gross pay (18% for participants under the collective bargaining agreement).

The Company, with the exception of employees at Goddard Space Flight Center and Aegis Research Corporation (Aegis), matches a Plan-defined percentage of employee contributions up to 4% of the participant's base compensation. Goddard Space Flight Center matches a Plan-defined percentage of employee contributions up to 8% of the participant's base compensation under a collective bargaining agreement. Aegis matches a Plan-defined percentage of employee contributions up to 75% of the participant's first $4,000 contributions. As referred in Note 3, Aegis is one of the new acquired subsidiaries.

Participants are fully vested in all contributions made to their accounts.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to match contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and CIGNA. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Guaranteed Long Term Fund is a CIGNA non pooled General Account product. The participant's accounts are stated at book value, which are comprised of principal plus credited interest to date; should the Plan discontinue the contract, the fund is available at book value paid out in installments or at market value. A declared rate of interest is determined each January 1st and July 1st and, barring severe economic conditions, remains fixed for the following six (6) months. In setting the declared rate, the Company's cash flow activity (contributions and distributions made to and from this fund) is taken into account, as well as actual and projected interest earned on the securities in the fund, less any contract related expenses.

The assets held in the Plan's other investment options are in pooled separate accounts. These funds are either securities of retail funds held in separate accounts or are CIGNA funds (managed directly by CIGNA, or sub-advised manager selected by CIGNA) also held in separate accounts. These funds are stated at their respective closing fair market value (as of the end of the business day) as determined by the fund's manager, and are net of any expenses or contract related fees.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the Statement of Net Assets Available for Benefits.

NOTE 3 – CHANGES

Plan Year Change

The Plan was amended, effective for plan years after December 30, 2002. The plan year will start on January 1st and end on December 31st. As a result, the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits include the one day period, December 31, 2002.

Transferred Assets

The assets of three other retirement plans were transferred into the Plan during 2003. This was due to the merging of the retirement plans of ManTech International Corporation's newly acquired companies. Aegis Research Corporation, which was acquired on August 5, 2002, transferred $15,780,073 (including $440,076 of loan principal) of plan assets to the Plan. CTX Corporation, which was acquired on December 31, 2002, transferred $3,160,624 of plan assets to the Plan. MSM Security Services, Inc., which was acquired on March 5, 2003, transferred $6,037,285 of plan assets to the Plan.

NOTE 4– INVESTMENTS AT FAIR VALUE

The following table represents the fair value of investments at December 31, 2003, December 31, 2002 and December 30, 2002. Investments representing 5% of the Plan’s net assets are separately identified.

Investments at fair market value:

	December 31, 2003		December 31, 2002		December 30, 2002
Guaranteed Fund	$56,165,105	*	$54,514,110	*	$54,496,815	*
Actively Managed Fund	0		11,644,344	*	11,642,924	*
Lifetime Funds	12,820,397	*	6,409,801	*	6,406,797	*
Stock Index Fund	15,753,803	*	9,154,922	*	9,155,792	*
Midsize Company Stock Growth Fund	5,698,122		2,406,982		2,387,240
TimesSquare Core Plus Bond Fund	1,512,943		702,028		701,870
Large Company Stock Growth Fund	18,833,293	*	17,261,528	*	17,284,961	*
Large Cap Growth Fund	3,072,979		0		0
Small Company Stock Growth Fund	7,868,889		3,086,312		3,070,406
American Century Fund	9,677,203	*	7,438,833	*	7,425,505	*
Large Company Stock Value Fund	7,667,253		1,611,466		1,601,192
Small Company Stock Value Fund	11,035,982	*	6,991,623	*	6,972,443	*
International Blend/Bank of Ireland	4,733,729		0		0
Fidelity Contrafund	4,822,022		0		0
American Cen. Eq. Income	1,439,267		0		0
TimeSquare High Grade Bond	10,355,049	*	0		0
Self-Directed Brokerage Account	239,876		123,783		124,818
Foreign Stock II Fund	0		1,234,073		1,221,027

Total	$171,695,912		$122,579,805		$122,491,790

* Represents 5% or more of the Plan’s net assets at December 31, 2003, December 31, 2002, and December 30, 2002.

NOTE 5 — NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The following table represents the net appreciation (depreciation) in the fair value of investments by significant class for the year ended December 31, 2003, the period ended December 31, 2002, and the year ended December 30, 2002.

Net appreciation (depreciation) in fair value of investments:

	Year Ended December 31, 2003	Period Ended December 31, 2002	Year Ended December 30, 2002
Pooled Separate Accounts	$20,982,442	$76,540	$(15,645,334)
Self Directed Funds	84,728	(1,035)	(54,667)

Total	$21,067,170	$75,505	$(15,700,001)

  *****

MANTECH INTERNATIONAL CORPORATION
MANTECH INTERNATIONAL 401(K)PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Guaranteed Fund	$56,165,105
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Midsize Company Stock Growth Fund	5,698,122
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Lifetime Funds	12,820,397
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Stock Index Fund	15,753,803
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Large Company Stock Growth Funds	18,833,293
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Small Company Stock Growth Fund	7,868,889
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	American Century Fund	9,677,203
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Large Company Stock Value Fund	7,667,253
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Small Company Stock Value Fund	11,035,982
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	TimesSquare Core Plus Bond Fund	1,512,943
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Self-Directed Brokerage Account (3)	239,876	(3)

CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Large Cap Growth	3,072,979
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	International Blend/Bank of Ireland	4,733,729
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	Fidelity Contrafund	4,822,022
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	American Century Equity Income	1,439,267
CIGNA Retirement and	Pooled Separate Accounts:
Investment Services (1)	TimeSquare High Grade Bond	10,355,049
Loans Receivable from Participants	Fully amortizing loans bearing interest
	ranging from 5.0% to 12.0% and maturing at various dates
	through the year 2019.	3,363,085
Total Assets Held for Investment		$175,058,997

(1)     Noted as party-in-interest.

(2)     Cost information is not required for participant-directed investments and, therefore not included.

(3)     The Self-Directed Brokerage Account included $8,208 of Mantech International Corporation Class A common stock as of December 31, 2003.

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 MANTECH INTERNATIONAL 401(k) PLAN

Date:     July 14,2004                         By:                  /s/ Margo Mentus
                                                           Name:        Margo Mentus
                                                           Title:           Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.                Description of Exhibit

23.1                            Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83676 of ManTech International Corporation on Form S-8 of our report dated June 29, 2004, appearing in this Annual Report on Form 11-K of the ManTech International 401(k) Plan for the year ended December 31, 2003

/s/    DELOITTE &TOUCHE LLP

McLean VA
June 29, 2004